June 25, 2019

Mark Carleton
Chief Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Qurate Retail, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-33982

Dear Mr. Carleton:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Consolidated, page II-9

1. Regarding your presentation of Consolidated Adjusted OIBDA. Please tell us your consideration of Question 104.04 of the Compliance and Disclosure Interpretations on
      Non-GAAP Financial Measures. In addition, we note your disclosure on page II-10 that
      OIBDA is an important indicator of the operational strength and performance of your businesses including each business's ability to service debt and fund capital expenditures.
      Therefore, it appears that you use the measure as a liquidity measure. Please tell us your consideration of Item 10(e)(1)(ii)(A) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the quarter ended March 31, 2019.
 Mark Carleton
Qurate Retail, Inc.
June 25, 2019
Page 2
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Revenue Recognition, page II-43

2. Please explain to us why the total reduction in sales due to returns for each of the years disclosed in the first full paragraph on page II-46 differ from the amount of deductions in the table of the activity in the allowance for sales returns. Please include in your response the items and amounts accounting for the differences.
(5) Disposals, page II-52

3. Please tell us the nature of the payment "GCI Liberty Spilt-Off" in the amount of $475 million and revise your disclosure in future filings to disclose this cash transaction in your discussion of the split-off. Further, please briefly describe or provide a reconciliation of the components of the adjustment to equity for the GCI Liberty Split-Off in the amount of
         $4,347 million.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 or Bill Thompson,
Accounting Branch Chief at 202-551-3344 if you have any questions.



FirstName LastNameMark Carleton                                 Sincerely,
Comapany NameQurate Retail, Inc.
                                                                Division of
Corporation Finance
June 25, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName